Exhibit 2

FOR IMMEDIATE RELEASE

LIBERATION INVESTMENT GROUP, LLC

11766 Wilshire Boulevard, Suite 870

Los Angeles, CA 90025

Contact: Emanuel Pearlman

Tel: 310.479.3434

Fax: 310.479.3363

FEDERAL DISTRICT COURT SIDES WITH LIBERATION INVESTMENTS:

COURT DISMISSES BALLY’S REQUEST FOR A PRELIMINARY INJUNCTION PROCEEDING

LOS ANGELES, CA—December 23, 2005—Investment funds Liberation Investments, L.P. and Liberation Investments Ltd. (the “Liberation Funds”) announced today that on December 22, 2005, the United States District Court for the District of Delaware (the “Court”) dismissed as moot a motion by Bally Total Fitness Holding Corporation (“Bally”) for a preliminary injunction proceeding against the Liberation Funds in an action brought by Bally to prevent the Liberation Funds from presenting a shareholder proposal at Bally’s upcoming annual meeting.

The Court also denied Bally’s motion to take expedited discovery against the Liberation Funds in connection with the action.

Bally purportedly brought the underlying complaint against the Liberation Funds under the federal securities laws, alleging that the Liberation Funds’ proxy statement in support of its shareholder proposal to remove Mr. Paul Toback as Chief Executive Officer and President of Bally failed to disclose material information. The Liberation Funds amended their proxy statement to address and respond to Bally’s claims and then moved to dismiss the preliminary injunction proceeding as moot.

Bally opposed the Liberation Funds’ motion, urging the Court not to dismiss the proceeding and demanding that the Court grant it expedited discovery against the Liberation Funds. The Court rejected Bally on both scores, concluding that “[Bally] cannot make a showing of irreparable harm and the preliminary injunction proceeding is, therefore, moot.”

Emanuel Pearlman, majority member and general manager of Liberation Investment Group LLC, commented, “We believe that this case should never have been brought to court in the first place. We are pleased that the Court dismissed the preliminary injunction proceeding, which empowers Bally’s shareholders to focus on what we think is the real issue: Should Mr. Toback continue to run Bally?”

Liberation Investments, L.P. and Liberation Investments Ltd. are private investment funds managed by Liberation Investment Group LLC. Emanuel R. Pearlman is the majority member and general manager of Liberation Investment Group LLC, and as such may be deemed to be the beneficial owner of the shares of Bally owned by the Liberation Funds.